SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number 000-28884

Eltek Ltd.

(Name of Registrant)

Sgoola Industrial Zone, Petach-Tikva, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (Registration No. 333-233958).

Eltek Ltd.

Mr. Gad Dovev, Chairperson of the Audit Committee and the Compensation Committee and a member of the Board of Directors, has notified the Company of his decision to resign from the Board of Directors, effective August 1, 2026.

Mr. Dovev has informed the Company that his resignation is for personal reasons and not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company thanks Mr. Dovev for his service and valuable contributions to the Company.

The members of the Audit Committee and the Compensation Committee have elected Ms. Ilana Lurie, a member of each such committee, to serve as Chairperson of the Audit Committee and the Compensation Committee effective immediately. Mr. Dovev will continue to serve as a member of each such committee until the effectiveness of his resignation on August 1, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/Ron Freund
Ron Freund
Chief Financial Officer

Date: June 29, 2026